

Mail Stop 3561

June 8, 2010

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, OR 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Registration Statement on Form S-1**
> **Filed May 12, 2010**
> **File No. 333-166752**

Dear Mr. Ryan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

2. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

3. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.

Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

4. We note you have relied on reports from third-party sources for data. Please either confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

5. Please revise the first paragraph on the inside cover of the prospectus to state that investors should not rely on any information other than the information contained in the prospectus and any free writing prospectus prepared by you.

Prospectus Summary, page 1

6. The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully disclosed in the Business section starting on page 67. Please revise the summary to shorten it and to provide a balanced overview of the key aspects of the offering. See Instruction to Item 503(a) of Regulation S-K.

7. In that regard, please revise to provide a basis for your claims and eliminate marketing type language. For example, on page 1, please provide your basis for the stating that the aircrane is "one of the world's most versatile, powerful and efficient" heavy-lift helicopters. On page 2, you state that the "versatility, unique capabilities, and high payload capacity of the S-64 often make it the preferred solution for a wide variety of aerial services." Please revise throughout your prospectus, as applicable.

The Offering, page 6

8. We note that the remaining net proceeds will be for general corporate and working capital purposes "including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings." Please indicate whether you have any current plans, proposals, or understandings in this regard.

Summary Consolidated Financial and Other Data, page 8

9. We note you have provided Non-GAAP information reflecting the combination of financial results, cash flows and other data for the predecessor and successor periods of 2007 on pages 9-10 and throughout your filing. However, due to the change in basis that resulted from the September 2007 transaction, we believe it would be inappropriate to merely combine information for the pre- and post-

transaction periods. Accordingly, please delete the "Combined" column on pages 9-10 and throughout your filing.

10. It appears that you should provide pro forma information giving effect to those adjustments that are directly attributable your IPO. In this regard, we note several distributions to owners, including dividends that have been both declared and accrued. In relation to dividends, regardless of whether it is declared or already reflected in the balance sheet, if it is to be paid out of proceeds of the offering, rather than from the current year's earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. In particular, dividends declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. In addition, planned distributions to owners, regardless of whether they are declared or paid from proceeds, that are not reflected in the latest balance sheet but are significant relative to reported equity, should be presented in a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Furthermore, we note you provide pro forma EPS giving effect to the recapitalization in the table on page 9. However, such information should also be presented alongside your historical results on the face of your financial statements. For further guidance, refer to SAB Topic 1:B:3.

11. Please note that Rule 11-01(a)(8) of Regulation S-X indicates that you should include, in your pro forma financial statements or notes thereto, any other events or transactions (not directly attributable to the IPO) that have occurred or are probable for which disclosure of pro forma financial information would be material to investors. In this regard, please note that pro forma information with respect to the IPO should be clearly distinguished from any other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that solely gives effect to the IPO and is separate from any the other pro forma information. Additional information, such as the decision to compensate your independent directors, as discussed on the bottom of page 86, should be included in a note to the pro forma financial statements. Please refer to the last sentence of Instruction 6 to Rule 11-02(b) of Regulation S-X.

Risk Factors, page 12

12. Please revise the third and fourth sentences of the first paragraph of this section to remove any references to risks that are currently deemed immaterial. All material

risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

Failure to maintain our safety record would seriously harm our ability, page 12

13.   Please revise this risk factor to discuss your safety record, including the incidents disclosed on page 81 and in Note 16 to your financial statements on page F-36, as well as any other material safety incidents.

The helicopter services business is highly competitive, page 13

14.   We note your statement that "[a] competitor could develop, or acquire and adapt, a new aircraft with heavy-lift capability that directly competes with our aircraft…."   Please disclose whether there are any known aircraft or technologies in development that could pose a competitive risk. Additionally discuss the risk that helicopters or designs currently limited to military use could be converted to civilian use. In this regard we note your statement on page 78 that "[a] number of military helicopters could, if made available for civilian use, be deployed in operations similar to those that we undertake and have significantly greater lift capacity and range."

We depend on a small number of large customers, page 14

15.   Please revise this risk factor to disclose the percentage of revenue from the six major customers you list in this risk factor. Additionally, please discuss here, or in a separate risk factor as applicable, if there are any material risks your business faces with respect to any of these six major customers given the current economic climate.

We have a significant backlog that may be deferred, page 14

16.   Please revise this risk factor to disclose how much of the $184.6 million is attributable to signed multi-year contracts and how much is attributable to anticipated contract extensions or please advise.

Some of our arrangements with customers are not long-term contracts, page 14

17.   Please revise this risk factor to disclose what is meant by a "large portion" of your revenues.

The loss of key managers could negatively affect our business, page 16

18.   Please revise this risk factor to identify the key managers and team members upon whom you are dependent so that investors may better assess the risk. Please also

revise to discuss whether there are any employment agreements in place between the company and the key managers and other team members and the related material risks, or advise.

Our dependence on a small number of manufacturers, page 18

19.   Please revise this risk factor to state how many manufacturers you rely upon for key components for our aircraft. Additionally, please discuss any difficulties, if applicable, of purchasing any new components as you exhaust your inventory given that many key components and parts have not been manufactured since originally introduced.

20.   Please provide a risk factor disclosing the assets serving as security to your revolving line of credit and discussing the risk that upon default, the lender could proceed against this collateral or please advise.

General economic conditions and recent market events may expose our company to new risks, page 23

21.   Please revise to discuss how the global economic downturn and any future downturns may impact the infrastructure construction markets or advise.

Within 180 days of the date of this offering, page 24

22.   Please revise this risk factor to state the number of shares that will become eligible for sale.

Special Note Regarding Forward-Looking Statements, page 26

23.   Please remove the word "will" from the second line of the first paragraph since it does not constitute forward-looking terminology.

Use of Proceeds, page 27

24.   We note that you reserve the right to change the use of proceeds. You may do so provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise this section and the risk factor titled "Our management will continue to have broad discretion…" on page 25 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

25.   We note that your results of operations have materially varied for each of the
        periods presented. In view of material variances in results from period to period,
        we suggest additional tabular disclosure that may enhance the quality of
        presentation in MD&A. In accordance with the guidance in FR-72 (Release 33-
        8350), we suggest you include an additional tabular presentation that highlights
        the factors or conditions that impacted the change in results in comparison with
        the prior period, followed by an explanation of the reasons for the changes and a
        discussion and analysis of known trends in the narrative section for results of
        operations.

26.   In order to provide a better understanding of the factors underlying the changes in
        your results of operations, please revise your current presentation to include a
        separate discussion for each of your reportable segments in addition to your
        discussion of consolidated operating results. See Item 303(a) of Regulation S-K
        for guidance.

27.   Based on disclosures throughout your filing as well as certain disclosures
        associated with your foreign currency forward contracts described on page F-35,
        it appears that you have material operations in Greece. If so, it appears that you
        may need to significantly expand your disclosures to include a discussion of any
        known trends or uncertainties that will have a material favorable or unfavorable
        impact on your results of operations as it relates to the current economic crisis in
        Greece. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K

Critical Accounting Policies and Estimates

Purchase Accounting, page 51

28.   With regard to the September 2007 transaction, please tell us how you arrived at
        the fair value of the various assets acquired and liabilities assumed. In addition,
        please provide us with more background information regarding the transaction,
        especially with respect to how you were able to acquire net assets with a fair
        value of nearly $650 million for consideration of less than $100 million (a
        difference of approximately $550 million).

The Commercial Heavy-Lift Helicopter Industry, page 54

29.   Please provide investors with a description of the size of the heavy lift operator
        market, if information is reasonably available. It will be helpful for investors to
        gain a better understanding of the size of the Arial Services and Manufacturing /
        MRO markets.

30. Please revise this section to clarify whether your company has any contracts with respect to any of the information provided in this section such as the Australian government's announcement that it will increase it national aerial firefighting program contributions, certified forests or oil and gas pipelines.

31. We note your statement on page 56 that "[w]e believe that government and commercial users throughout North America, South America, Southern Europe, Asia, and Australia are likely to expand their use of heavy-lift helicopters." Please revise this statement to provide your basis for this statement and to briefly summarize the reason or reasons for expected growth in each named region.

Company History, page 66

32. Please revise to provide a discussion of the change in control that occurred in 2007. Refer to Item 101(a)(1) of Regulation S-K.

Business, page 67

33. We note your statement on page 67 that "[w]e believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform," your statements on page 68 that "[w]e believe our fleet of 17 owned S-64 Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs," that you are "a market leader across the firefighting, timber harvesting, and infrastructure construction markets" and the S-64's position "provides us with a competitive advantage and growth opportunities across a wide range of precision heavy-lifting markets," your statement on page 69 that you are a "leading global provider of aerial firefighting solutions," and your statement on page 74 that the S-64 Helitanker "is one of the most versatile, powerful, and cost-competitive aerial firefighters in the world." Please revise to provide a basis for your claims, specifying the measure by which you lead with respect to claims of leadership and eliminating marketing type language. Please revise throughout your prospectus, as applicable.

Our Competitive Strengths, page 68

34. We note your statement that "each of" your pilots and support crews "has had years of training and experience." Please revise to state the minimum training and experience for pilots and for support crews.

35. We note your cross reference on page 69 to the revenue disclosure by geographic area found in Note 12 of your financial statements. Please advise as to what consideration you gave to disclosing your long-lived assets by geographic area.

In this regard, we note on page 68 that your fleet is "geographically distributed." Refer to Item 101(d)(1)(ii) of Regulation S-K.

Our Strategy, page 69

36.   We note your disclosure on page 70 that your sales team has "identified several near- and medium-term sales opportunities." We also note your disclosure that you have a pending contract with a large diversified aerospace OEM. Please advise whether there are any binding agreements in place. If so, please file the agreements as required by Item 601 of Regulation S-K and summarize the agreements in this section. If there are no binding agreements in place, please remove this language.

37.   Please disclose the stage of development for each of the "product applications and aircraft accessories under development" disclosed on page 70. Refer to Item 101(c)(1)(ii) of Regulation S-K.

Changes to Our Company Since Our 2007 Acquisition, page 71

38.   We note the reference to your "rare 100% performance rating" on pages 72 and 80. Please clarify how frequently this rating is achieved and who conducted this annual surveillance audit.

Significant Customers, page 77

39.   Please discuss your current relationship with these customers. Refer to Item 101(c)(vii) of Regulation S-K. Please file contracts with major customers as exhibits to your next amendment as required by Item 601 of Regulation S-K. In this regard we note that you plan to file agreements with the U.S. Forest Service as Exhibit 10.15.

40.   Please revise to describe management's beliefs as to the company's competitive position relative to others.

Management, page 83
Directors and Executive Officers, page 83

41.   Please revise to disclose specific dates of employment whenever possible. For example, please specify the months that Mr. Rieder served as vice president and general manager in 2005 to 2008 and the dates that Mr. Snyder served as senior vice president, aviation for TSG Technical Service Group, Inc. Additionally, please revise the disclosure regarding Mr. Morgan to clearly indicate his business experience between 2005 and September 2007. Refer to Item 401(e) of Regulation S-K.

42.	For each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Committees of the Board of Directors, page 85

43.	We note that you anticipate that, following the consummation of this offering, you will have an audit committee, compensation committee and nominating and corporate governance committee. Please disclose the members and whether any members of the audit committee, compensation committee and nominating and corporate governance committee are independent. Refer to Item 407(a) of Regulation S-K.

Executive Compensation, page 89
Compensation Philosophy and Objectives, page 89

44.	We note your statement in the last sentence of the second paragraph of this section and the last sentence of the first paragraph under "Long-Term Equity Incentives" on page 91. Please advise us whether benchmarking is material to your compensation policies and decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. If so, please list the companies to which you benchmark and disclose the degree to which those companies were considered comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

45.	Please clarify your disclosure regarding your non-equity incentive plan. We note that footnote one to the Grants of Plan-Based Awards table on page 93 states that NEOs were eligible for incentive payments based on a percentage of base salary. However the non-equity incentive plan discussion beginning on page 90 does not discuss this aspect. Please revise your discussion of the plan to more clearly explain this aspect of your compensation.

Assessment of Risk, page 91

46.	We note your disclosure in response to Item 402(s) of Regulation S-K on page 91. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

2009 Compensation of Our Named Executive Officers, page 92
Summary Compensation Table, page 92

47.   Please revise to provide compensation information for the last three fiscal years or please advise.

Grants of Plan-Based Awards in 2009, page 93

48.   Please revise the Grants of Plan-Based Awards table on page 93 to include threshold, target, and maximum amounts.

Employment Agreements, page 93

49.   We note your disclosure in the second full paragraph on page 94 that the Potential Payments upon Termination or Change in Control table does not include any nonqualified deferred compensation. Please advise whether there was any nonqualified deferred compensation in 2009. If so, please revise your disclosure to include the information required by Item 402(i) of Regulation S-K.

Certain Relationships and Related Transactions, page 97

50.   We note your disclosure on page F-8 regarding the buyer-related fees paid to each of Stonehouse Management Company LLC and ZM Equity Partners, LP and your disclosure on page F-34 regarding the Management Services Agreement with Stonehouse Erickson Management Co. LLC. If applicable, please include a discussion of these transactions or advise. Refer to Item 404 of Regulation S-K.

Principal and Selling Stockholders, page 99

51.   Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 101

52.   We note your statement on page 101 that "All issued and outstanding shares of common stock will be fully paid and nonassessable." This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

Material United States Federal Income Tax Consequences, page 106

53.   Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than should.

Underwriting, page 110

54.   Please revise to indicate that the selling shareholders may be deemed
        underwriters.

55.   Please revise the third full paragraph on page 111 to state that you "intend to
        apply to list" your comment stock on The NASDAQ Global Market or please
        advise.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

56.   We note that you generate revenues from services, rentals and tangible products.
        In this regard, please revise your statements of operations to comply with Rules 5-
        03(1) and (2) of Regulation S-X.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-10

57.   Please tell us whether you have any outstanding Greek receivables and, if so, how
        you assessed the impact of the current economic circumstances in Greece on the
        collectability of such receivables.

Aircrane Support Parts, page F-10

58.   You state that overhauls on major components are capitalized, and that major
        maintenance activities (including an overhaul of the airframe and related parts and
        components) are expensed as incurred. Since the airframe and related parts and
        components would appear to be major components, it is unclear to us how the
        activities related to costs you capitalize differ from activities related to costs you
        expense as incurred. In other words, it is unclear how you distinguish between
        "major overhauls" and "major maintenance activities" (that include an overhaul of
        the airframe and related parts and components). Please explain.

59.   Please disclose the costs of routine repairs and maintenance, as well as the
        amounts expended on major maintenance activities, for each period presented.

Aircranes and Property, Plant, and Equipment, page F-11

60.   We note that you depreciate Aircranes over an estimated useful life of 15 years.
        In this regard, please tell us (i) when your fleet was originally manufactured and
        (ii) the anticipated life of an S-64 Aircrane when it is first completed. Also,

please provide us with a schedule detailing the age of each aircraft in your fleet at the time of the September 2007 transaction, along with the gross and net book value of each aircraft before and after the September 2007 transaction. In addition, please tell us the sales price for each of the nine S-64s you have sold since 2002 and confirm, if true, that each aircraft you sold was newly constructed.

Revenue Recognition, page F-12

61.   You indicate that you recognize revenues from logging operations on a bi-monthly basis. In this regard, please tell us your basis in the accounting literature for this revenue recognition policy. Additionally, please tell us whether you incur any significant variances between amounts recognized and amounts billed as well as how you account for any significant variances that may arise at year end, if applicable.

62.   With respect to the sale of Aircranes, we note your disclosure that revenue is recognized as each unit is completed, delivered, accepted by the customer, and rights of ownership are transferred. Please tell us the dates on which you completed and delivered the S-64 Aircrane that represented your first sale to a commercial customer. Please also tell us when such Aircrane was accepted by that commercial customer and when the rights of ownership were transferred. In this regard, we note that, in a December 2009 article in the Medford Mail Tribune, it was reported that San Diego Gas & Electric will take delivery of a new helicopter sometime in the spring and that such helicopter represents the first helicopter your company has sold to a non-government entity. This article also quotes your President and CEO, Udo Rieder, as saying "There's no denying we've been working on it" (which implies the sale had not yet been completed). We may have further comments upon receipt of your response.

Note 13. Commitment and Contingencies
Related Party Transactions, page F-34

63.   Please revise your financial statements to include, on the face of the financial statements, any related party amounts as required by Rule 4-08(k) of Regulation S-X.

Note 16. Involuntary Conversions, page F-36

64.   We note your disclosure regarding the loss of an aircraft in June 2008 and another aircraft in April 2007. We also note from your disclosure on page 76 that you have manufactured a total of 31 S-64s and have sold a total of nine such aircraft, leaving a total of 22 S-64s. Since you currently own a fleet of 17 S-64s and lost two aircraft (as described in Note 16), please expand your disclosure in an appropriate section of your filing to discuss the fate of the other three S-64s.

Note 17. Subsequent Events, page F-36

65.   It is unclear to us how the transaction described in the first paragraph of Note 17 will affect your financial statements. Please explain.

Part II

Recent Sales of Unregistered Securities, page II-1

66.   Please disclose the consideration paid for the 34,999.5 shares of Series A Redeemable Preferred Stock and for the 1,000 shares of Class A Common Stock issued on September 27, 2007. Additionally, please clarify the exemption for registration claimed and briefly describe the basis for that exemption. Refer to Item 701 of Regulation S-K.

Exhibits

67.   Please file all agreements, assignments, and amendments related to your Second Lien Credit Agreement. We note that ZM Private Equity Fund II, L.P. is the Administrative Agent and that ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC are the current lenders. These entities are not parties to the agreement filed as exhibit 10.13.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: John J. Halle, Esq.
        Fax: (503) 220-2480